

separate.us

Online divorce. Affordable professionals. Simplified process.

This presentation contains offering materials prepared solely by Separate.Us without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Founders



Sandro
Chief Executive Officer
View LinkedIn



Jon Eckstein
Chief Technology Officer
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Team



Allyson Kwett
Paralegal/Product Manager



Mitya Smusin
Developer/ Technical



Sasha Cagen
Customer Experience

Advisors



Matt Kaufman
Partnerships



Pete Kennedy
Compliance



Max Shevyakov
Product



Neel Mehta
Marketing



Robbie Bhathal
Finance

Divorce statistics



$17B

industry annually



1.2M Divorce filings

Annually. This does not include gay marriage *nor* latent market of divorce "avoiders"



70-80% No Attorney

of divorce litigants do <u>not</u> have an attorney. They "represent themselves" a.k.a. "in pro per"



$15K-$30K Cost

is the average cost range of hiring an attorney to do a divorce - for those who hire an attorney

* 2012 data from CDC, applying 3.6 rate to states not included.

70% of cases have no lawyer

Try navigating through these forms on your own

FL-100	FL-140	FL-336	FL-430	FL-505	FL-582	FL-673	FL-752	FL-812
FL-101	FL-141	FL-337	FL-431	FL-505a	FL-584	FL-675	FL-752a	FL-815
FL-102	FL-142	FL-338	FL-435	FL-505b	FL-584-info	FL-675-info	FL-752b	FL-816
FL-103	FL-144	FL-340	FL-440	FL-505c	FL-585	FL-676	FL-752d	FL-817
FL-104	FL-150	FL-341	FL-442	FL-505d	FL-589	FL-676a	FL-752e	FL-818
FL-105	FL-151	FL-341a	FL-442b	FL-506	FL-594	FL-677	FL-755	FL-820
FL-105a	FL-152	FL-341d	FL-443	FL-506-info	FL-595	FL-678	FL-756	FL-825
FL-106	FL-152-info	FL-341e	FL-443-info	FL-510	FL-596	FL-679	FL-764	FL-856
FL-107-info	FL-154	FL-343	FL-450	FL-512	FL-597	FL-680	FL-767	FL-857
FI-108	FL-155	FL-345	FL-459	FL-513	FL-598	FL-681	FL-768	FL-863
FL-109	FL-156	FL-346	FL-459-info	FL-514	FL-599	FL-682	FL-769	FL-864
FL-110	FL-158	FL-352	FL-467	FL-516	FL-600	FL-683	FL-770	FL-874
FL-111	FL-158-info	FL-360	FL-468	FL-517	FL-601	FL-685	FL-774	FL-874-info
FL-112	FL-159	FL-361	FL-469	FL-520	FL-602	FL-689	FL-775	FL-876
FL-113	FL-160	FL-362	FL-470f	FL-522	FL-603	FL-690	FL-775-info	FL-879
FL-114	FL-161	FL-363	FL-470g	FL-523	FL-604	FL-691	FL-776	FL-901
FL-115	FL-161-info	FL-367	FL-471	FL-524	FL-604a	FL-692	FL-777	FL-901a
FL-116	FL-163	FL-370	FL-472	FL-525	FL-604c	FL-693	FL-777a	FL-901b
FL-117	FL-164	FL-372	FL-473	FL-525a	FL-604d	FL-694	FL-783	FL-946
FL-118	FL-165	FL-379	FL-475	FL-525b	FL-611	FL-695	FL-784	FL-978
FL-119	FL-166	FL-380	FL-480	FL-525-info	FL-613	FL-700	FL-785	FL-990
FL-120	FL-195	FL-381	FL-481	FL-545	FL-614	FL-711	FL-786	FW-001
FL-121	FL-200	FL-382	FL-482	FL-545-info	FL-615	FL-713	FL-787	FW-002
FL-122	FL-201	FL-383	FL-483	FL-546	FL-616	FL-714	FL-788	FW-003
FL-123	FL-203	FL-395	FL-484	FL-548	FL-617	FL-715	FL-789	FW-004
FL-124	FL-251	FL-396	FL-485	FL-549	FL-628	FL-716	FL-790	FW-005
FL-125	FL-300	FL-397	FL-486	FL-559	FL-629	FL-719	FL-791	MC010
FL-125-info	FL-300-info	FL-400	FL-487	FL-563	FL-630	FL-720	FL-792	MC011
FL-127	FL-311	FL-401	FL-488	FL-563-info	FL-632	FL-721	FL-796	MC015
FL-128	FL-313-info	FL-401a	FL-489	FL-567	FL-634	FL-722	FL-798	MC016
FL-129	FL-318-info	FL-401b	FL-490	FL-568	FL-636	FL-723	FL-799	MC020
FL-130	FL-329-info	FL-401-info	FL-491	FL-569	FL-639	FL-726	FL-800	MC024
FL-131	FL-330	FL-425	FL-492	FL-570	FL-643	FL-728	FL-804	MC029
FL-132	FL-330-info	FL-426	FL-493	FL-571	FL-652	FL-735	FL-805	MC030
FL-133	FL-335	FL-427	FL-494	FL-576	FL-653	FL-741	FL-806	MC031
FL-139	FL-335-info	FL-428	FL-495	FL-578	FL-653-info	FL-741-info	FL-810	MC032

Divorce Process



B2C

Customer

Step 1
Initial Paperwork

Step 2
Exchange Financial
Information

Step 3
Final Judgement

B2B

Customer sent by lawyer
(Step 1 already complete)

Reviewed by
referral lawyer

Divorce Process (Product Workflow)



This process happens for all 3 steps

Customer needs a divorce

Wizard with simple question, forms auto-filled and e-signed

Filed at court (through separate.us)

Court sends forms back to separate.us

Spouse signs forms

Forms are filed at court

Judgement served.

Traction





Tech Crunch
Disrupt Battlefield

$8K in revenue to date

Launch ALPHA
10/15

Launch BETA
10/16

Today



700 Sign Ups
10 Beta Testers

120 Sign Ups
12 Customers

Closed Alpha

Public Launch

* Preliminary SEM data showing approximately 3% conversion rate.

Most Divorces Have No Lawyer



**These guys will
have a lawyer**

30% of Cases





**These guys will
do it themselves**

70% of Cases

Most DIY Need Some Help




Easily Addressable Market

Addressable Market

These DIY are **uncontested=simple procedure (20%)**

Most DIY have elements of being in agreement but are classified as **contested=attenuated procedure (80%)**

Why? Many want to qualify for a "simple" divorce, but cannot, because most couples:

- Do not know what is involved in a complete divorce, so they <u>cannot</u> be in agreement on all the terms when they start
- Are not actively communicating, even if they might agree on most things
- Are not *both* willing to fill out the paperwork together

Product


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separate.us
Confirm Eligibility
Basic Information
Children
Marriage Facts
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Question in "Confirm Eligibility" section: 2 of 9
Please confirm that you are married.
I'm married
I'm not married.
PRO TIP: Really? Well, if you're looking to get divorced, you're probably married but government forms are funny like that. We need you to confirm.
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https://www.separate.us/scenarios/2/3

CLICK TO VIEW DEMO.

Testimonials

> "
>
> I was impressed with the whole process and so glad that we choose this route as a solution to file our divorce. Separate.us was really easy to use and helped me navigate the entire process in a way that was quick and to the point. Whenever I had an additional question, they were able to provide the resources that I needed. The staff was all very friendly, helpful and knowledgable.
>
> Russel A.

> "
>
> I loved it.
> - Shronda B.

> "
>
> Separate made it easy and straightforward to get through a tedious process. The team explained to me what was happening throughout and there were no surprises. Peace of mind during a divorce is invaluable and Separate provided that to me.
> - Emmanuel C.

> "
>
> Using your service was a no brainer
> - Shelly L.

> "
>
> I would highly recommend Separate to anyone. The people at Separate do an excellent job. They helped me through the entire process from start to finish. They made things incredibly easy to get through all the necessary filing, legal paperwork and were always very responsive. They all showed they cared throughout as well which was very nice since this is a very sensitive issue.
> Alex L.

Competitive Landscape

	Uncontested (15% of Cases)	Mediated (15% of Cases)	Contested (70% of Cases)
	✓	✓	✓
Cheap Online	✓		
*legal***zoom**®	✓		
wevorce	✓	✓	
Divorce Attorneys			✓

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

Projected Cost Per Transaction (B2C)



Product Price

$999~

−



Cost Per Customer

$75 + $175 + $200

(processing cost)   **(staff cost/time)**   **(acquisition cost)**

=



Net Profit

$550~

Revenue Sources



B2C

$999
One Time Usage Fee

B2B

$250
Recurring
Subscription Fees
(per user volume)

- Clients

- Attorneys
- Mediators

* 4.3 Million of court users in California are self-represented. Huge market for this service in other areas of law with high self-represented rates.

* 190, 000 licensed attorneys in California. Approximately 20% practice family law, though more would consider doing so if the process were more accessible to their practice.

Allocation of Funds



- 🔵 Product/Engineering
- 🟢 Marketing
- 🟡 Staff
- 🟠 Overhead

Go to Market / Anticipated Subsequent Funding



B2B
B2C
Funding
Alpha Launch
4/17
Beta Launch
6/17
12/17
Judgment Preparation
4/18
Version Controlled
Negotiation Assistance
10/18
12/18
1% of CA
10/17
Launch in TX & NY
6/18
Financial Integrations
1/19
2nd Seed
7/17
Series A
2/18

Exit Strategy



Gross Sales   Net Sales   Exit

14,000,000

10,500,000

7,000,000

3,500,000

0

-3,500,000

2017   2018   2019

Information/Research Corporations

Wolters Kluwer

LexisNexis®

THOMSON REUTERS

Software Companies

tyler technologies

hotDOCS
OUTSPOKEN.OUTSTANDING.

Legal CRMs

appfolio™

Clio

Private Equity

PERMIRA

ACTUAL RESULTS MAY DIFFER FROM THOSE INDICATED IN THESE FINANCIAL PROJECTIONS AND IN SUCH OTHER FORWARD-LOOKING STATEMENTS. The financial projections contain forward-looking statements that involve risks and uncertainties. These forward-looking statements do not represent guarantees of future results, levels of activity, performance or achievements, which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements. The company has a limited operating history. As such, any projections, forecasts, and/or extrapolations are hypothetical and subject to change. The model assumes certain favorable market conditions, and does not represent a balanced projection of possible economic scenarios

Market Forces



Millennials and recently married same sex couples prefer DIY options

All courthouses are implementing systems to allow for e-filing in the next 5-7 years

Fast growing trend among lawyers to offer "consulting" services (as opposed to handling everything (aka "attorney of record")

Emergence of LLLT's that will allow for more affordable legal guidance to the consumer

separate.us